Filed pursuant to Rule 424b3	Registration File No. 333-174251

PALATIN TECHNOLOGIES, INC.

Up to 21,575,000 Shares of Common Stock Upon the Exercise of Outstanding Warrants

We are offering 21,575,000 shares of our common stock issuable upon the exercise of outstanding warrants. There are Series B Warrants outstanding to purchase 21,000,000 shares of our common stock, which Series B Warrants are exercisable at an exercise price of $1.00 per share of our common stock, commencing on March 2, 2012 and expiring on March 2, 2017, and Underwriters’ Warrants outstanding to purchase 575,000 shares of our common stock, which Underwriters’ Warrants are exercisable at an exercise price of $1.00 per share of our common stock, commencing on March 2, 2012 and expiring on February 23, 2016.

Our common stock is listed on the NYSE Amex under the symbol “PTN.” On May 24, 2011, the closing price of the common stock was $0.93.

Investing in our securities involves a high degree of risk. You should purchase these units only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Carl Spana, Ph.D., our President, Chief Executive Officer, and a Director, and Stephen T. Wills, our Executive Vice President – Operations and Chief Financial Officer, each hold Series B Warrants to purchase 45,652 shares of our common stock, which common stock is included in this prospectus.

The date of this prospectus is May 25, 2011

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus or the documents incorporated by reference. This summary is not complete and does not contain all of the information you should consider prior to investing. After you read this summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in this prospectus, especially the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus. If you invest in our securities, you are assuming a high degree of risk.

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus to “Palatin,” the “Company,” “we,” “us” and “our” or similar terms are to Palatin Technologies, Inc. and its subsidiary.

Our Company

We are a biopharmaceutical company dedicated to the development of peptide, peptide mimetic and small molecule agonist compounds with a focus on melanocortin and natriuretic peptide receptor systems. We have a pipeline of development programs targeting melanocortin and natriuretic receptors, including development of proposed products for treatment of sexual dysfunction, acute asthma, heart failure, hypertension, obesity, diabetes and metabolic syndrome.

Our Product Candidates

We currently have the following drug development programs:

•
Bremelanotide, a peptide melanocortin receptor agonist, for treatment of sexual dysfunction, targeting female sexual dysfunction (FSD) and erectile dysfunction (ED) in patients non-responsive to current therapies.

•	Peptide melanocortin receptor agonists for treatment of FSD and ED.

•	PL-3994, a peptide mimetic natriuretic peptide receptor A (NPR-A) agonist, for treatment of acute exacerbations of asthma, heart failure and refractory or difficult-to-control hypertension.

We have licensed several families of melanocortin receptor-based compounds for treatment of obesity, diabetes and related metabolic syndrome to AstraZeneca AB (AstraZeneca) pursuant to our research collaboration and license agreement with AstraZeneca.

Recent Events

Increase in Authorized Capital. On May 12, 2011 we filed an amendment to our restated certificate of incorporation increasing the number of authorized shares of common stock from 40,000,000 to 100,000,000, which was authorized by our stockholders at our annual meeting held on May 11, 2011.

Underwritten Unit Public Offering. On February 24, 2011 we announced entering into an underwriting agreement for an offering of 23,000,000 units at a public offering price of $1.00 per unit, with each unit consisting of one share of our common stock, one Series A Warrant to purchase 2/23 of one share of our common stock, and one Series B Warrant to purchase 21/23 of one share of our common stock. The offering closed on March 1, 2011, with net proceeds to us of approximately $21.1 million.  The 21,575,000 shares of our common stock issuable on the exercise of Series B Warrants and underwriters’ warrants issued in conjunction with the offering (the “Underwriters’ Warrants”) are being registered in this prospectus.

Reverse Stock Split. On September 24, 2010, we announced that we were implementing a one-for-ten reverse stock split of our common stock, which had been authorized by our stockholders at our annual meeting held on May 13, 2010. The reverse stock split, which became effective on September 27, 2010, reduced the number of shares of our common stock issued and outstanding from approximately 118.2 million to approximately 11.8 million. All share and per share amounts in this prospectus, including shares of common stock issuable upon exercise, vesting or conversion of all outstanding options, warrants and convertible preferred stock, are presented on a post-reverse-split basis.

Realignment of Resources. On September 24, 2010, we announced our strategic decision to focus resources and efforts on clinical trials for bremelanotide and PL-3994 and preclinical development of an inhaled formulation of PL-3994 and a new peptide drug candidate for sexual dysfunction. As part of this decision, we suspended further research and development efforts on new product candidates and implemented a reduction in staffing levels. We now have 17 full-time employees.

Strategy

Key elements of our business strategy include: using our technology and expertise to develop and commercialize products in our active drug development programs; entering into alliances and partnerships with pharmaceutical companies to facilitate the development, manufacture, marketing, sale and distribution of product candidates we are developing; and, partially funding our product development programs with the cash flow from our AstraZeneca research collaboration and license agreement and any future agreements with other companies.

Summary Financial Information

The following tables summarize our financial data. We have derived this summary for the fiscal years ended June 30, 2010 and 2009, and the three and nine month periods ended March 31, 2011 and 2010, from our audited annual and unaudited interim consolidated financial statements incorporated by reference in this prospectus. This summary of our financial data should be read together with our audited annual and unaudited interim consolidated financial statements, related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” incorporated by reference into this prospectus and the section entitled “Risk Factors” in this prospectus.

	Three Months Ended March 31,		Nine Months Ended March 31,		Year Ended June 30,
	2011	2010	2011	2010	2010	2009
Statement of Operations Data:
Revenues	$ 61,294	$ 2,559,852	$ 1,319,617	$ 13,505,770	$ 14,180,727	$ 11,351,774
Operating expenses	2,677,979	4,595,143	10,386,432	12,266,272	17,195,113	18,653,610
Other income (expense) and tax benefit	(1,189,193)	14,354	(439,885)	1,204,375	1,221,878	2,499,604
Net income (loss)	$ (3,805,878)	$ (2,020,937)	$(9,506,700)	$ 2,443,873	$ (1,792,508) )	$ (4,802,232)

	March 31,	June 30,
	2011	2010	2009
Balance Sheet Data:
Cash and available-for-sale investments	$ 22,032,649	$ 8,867,619	$ 7,818,312
Current assets	22,572,010	9,263,811	8,819,664
Total assets	24,687,305	12,388,877	13,199,811
Current liabilities	1,897,311	2,394,931	8,670,332
Total liabilities	8,526,027	3,070,604	9,886,312

Company Information

We incorporated in Delaware in 1986 and commenced operations in the biopharmaceutical area in 1996. Our corporate offices and research and development facility are located at 4C Cedar Brook Drive, Cranbury, New Jersey 08512 and our telephone number is (609) 495-2200.
The Offering

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission to register 21,575,000 shares of our common stock issuable upon the exercise of outstanding warrants. There are 23,000,000 Series B Warrants outstanding to purchase an aggregate total of 21,000,000 shares of our common stock, with each Series B Warrant exercisable for 21/23 of a share of our common stock.  The Series B Warrants are exercisable at an exercise price of $1.00 per share, and are exercisable commencing on March 2, 2012 and expire on March 2, 2017. There are 575,000 Underwriters’ Warrants outstanding to purchase an aggregate total of 575,000 shares of our common stock, with each Underwriters’ Warrant exercisable for one share of our common stock.  The Underwriters’ Warrants are exercisable at an exercise price of $1.00 per share, and are exercisable commencing on March 2, 2012 and expire on February 23, 2016.

           The Series B Warrants were part of a unit offering sold in an underwritten public offering and registered on Form S-1 under Registration No. 333-170227, with each unit consisting of one share of common stock, a Series A Warrant exercisable for 2/23 of a share of our common stock and a Series B Warrant exercisable for 21/23 of a share of common stock.  The Underwriters’ Warrants were issued as partial compensation to the underwriters in the underwritten public offering and were also registered on Form S-1 under Registration No. 333-170227.

Common stock offered by us	21,575,000 shares issuable upon exercise of outstanding Series B Warrants and Underwriters’ Warrants

Common stock outstanding before this offering	34,900,591 shares

Common stock to be outstanding after this offering, assuming all warrants are exercised	56,475,591 shares

Use of proceeds
We intend to use the net proceeds from this offering to support further clinical studies with bremelanotide and PL-3994 and for general corporate purposes, including general working capital. See “Use of Proceeds” on page 16.

Risk factors	See “Risk Factors” beginning on page 6 and the other information set forth in this prospectus for a discussion of factors you should consider before deciding to invest in our securities.

NYSE Amex symbol	PTN

The number of shares of our common stock to be outstanding assumes the exercise of all outstanding Series B Warrants and Underwriters’ Warrants, is based on 34,900,591 shares of our common stock outstanding as of May 24, 2011, and excludes:

•	703,748 shares of common stock issuable upon exercise of options outstanding and having a weighted average exercise price of $10.89 per share;

•	2,904,617 shares of common stock issuable upon exercise of warrants other than our outstanding Series B Warrants and Underwriters’ Warrants, and having a weighted average exercise price of $1.65;

•	4,488,696 shares of common stock reserved for future issuance under our 2011 Stock Incentive Plan; and

•	26,865 shares of common stock issuable upon conversion of immediately convertible Series A Convertible Preferred Stock outstanding.

RISK FACTORS

           You should carefully consider the risks described below and other information included or incorporated by reference into this prospectus, including the financial statements and related notes, before deciding to invest in our securities. These risks should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements. If any of the following risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects.

Risks Relating to Our Company

We will continue to incur substantial losses over the next few years and we may never become profitable.

We have never been profitable and we may never become profitable. As of March 31, 2011, we had an accumulated deficit of $218.7 million. We expect to incur additional losses as we continue our development of bremelanotide, PL-3994 and other product candidates. Unless and until we receive approval from the U. S. Food and Drug Administration (FDA) or other equivalent regulatory authorities outside the United States, we cannot sell our products and will not have product revenues from them. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from reimbursements and other contract revenue under collaborative development agreements, existing cash balances and outside sources of financing, which may not be available on acceptable terms, if at all.

We will need to continue to raise funds in the future, and funds may not be available on acceptable terms, or at all.

As of March 31, 2011, we had cash and cash equivalents of $22.0 million, with current liabilities of $1.9 million. We believe we have sufficient currently available working capital to fund our currently planned operations through at least calendar year 2012, but our currently available working capital will likely not be sufficient to complete required clinical trials for any of our product candidates. We will need additional funding to complete required clinical trials and, assuming those clinical trials are successful, as to which there can be no assurance, complete submission of required regulatory applications to the FDA for any of our product candidates. We may raise additional funds through public or private equity financings, debt financings, collaborative arrangements on our product candidates or other sources. However, additional funding may not be available on acceptable terms, or at all. To obtain additional funding, we may need to enter into arrangements that require us to develop only certain of our product candidates or relinquish rights to certain technologies, product candidates and/or potential markets.

If we are unable to raise sufficient additional funds when needed, we may be required to curtail operations significantly, cease clinical trials and further decrease staffing levels.  We may seek to license, sell or otherwise dispose of our product candidates, technologies and contractual rights, including rights under our research collaboration and license agreement with AstraZeneca, on the best possible terms available. Even if we are able to license, sell or otherwise dispose of our product candidates, technologies and contractual rights, it is likely to be on unfavorable terms and for less value than if we had the financial resources to develop or otherwise advance our product candidates, technologies and contractual rights ourselves.

We are under review for compliance with continued listing standards of NYSE Amex, and our common stock may be delisted, making it difficult to trade shares of our common stock.

Our common stock trades on NYSE Amex. On November 26, 2010, we received a letter from NYSE Amex advising us that, based on our Quarterly Report on Form 10-Q for the period ended September 30, 2010, we were not in compliance with certain continued listing standards under Section 1003 of the NYSE Amex Company Guide. Specifically, NYSE Amex stated that we were not in compliance with Section 1003(a)(iii) of the Company Guide because our stockholders’ equity was less than the required $6,000,000 and we had losses from continuing operations and net losses in our five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide because we had sustained losses which were so substantial in relation to our overall operations or existing financial resources, or our financial condition had become so impaired that it appeared questionable, in the opinion of the NYSE Amex, as to whether we would be able to continue operations and/or meet our obligations as they mature.

In order to maintain our listing on NYSE Amex, we submitted a plan on regaining compliance with Section 1003(a)(iv) by February 28, 2011 and Section 1003(a)(iii) by May 26, 2011. On January 31, 2011, NYSE Amex notified us that it had accepted our plan for regaining compliance, and that our listing was being continued pursuant to an extension. On March 8, 2011 the NYSE Amex notified us that we had resolved the continued listing deficiency with respect to Section 1003(a)(iv) of the Company Guide. The NYSE Amex also notified us that it would review our compliance with continued listing standards as of May 26, 2011, and specifically compliance with respect to Section 1003(a)(iii) of the Company Guide. If we do not comply with all continued listing standards as of May 26, 2011, NYSE Amex may initiate delisting procedures, which could result in our common stock being delisted from NYSE Amex.

If we are delisted from NYSE Amex, then our common stock will trade, if at all, only on the over-the-counter market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. Delisting of our common stock could also further depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from NYSE Amex could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

We have a limited operating history upon which to base an investment decision.

Our operations are primarily focused on acquiring, developing and securing our proprietary technology, conducting preclinical and clinical studies and formulating and manufacturing on a small-scale basis our principal product candidates. These operations provide a limited basis for stockholders to assess our ability to commercialize our product candidates.

We have not yet demonstrated our ability to perform the functions necessary for the successful commercialization of any of our current product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to conduct preclinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products, or having third parties formulate and manufacture products;

•	post-approval monitoring and surveillance of our products;

•	conducting sales and marketing activities, either alone or with a partner; and

•	obtaining additional capital.

If we are unable to obtain regulatory approval of any of our product candidates, to successfully commercialize any products for which we receive regulatory approval or to obtain additional capital, we may not be able to recover our investment in our development efforts.

Development and commercialization of our product candidates involves a lengthy, complex and costly process, and we may never successfully develop or commercialize any product.

Our product candidates are at various stages of research and development, will require regulatory approval, and may never be successfully developed or commercialized. Our product candidates will require significant further research, development and testing before we can seek regulatory approval to market and sell them.

We must demonstrate that our product candidates are safe and effective for use in patients in order to receive regulatory approval for commercial sale. Preclinical studies in animals, using various doses and formulations, must be performed before we can begin human clinical trials. Even if we obtain favorable results in the preclinical studies, the results in humans may be different. Numerous small-scale human clinical trials may be necessary to obtain initial data on a product candidate’s safety and efficacy in humans before advancing to large-scale human clinical trials. We face the risk that the results of our trials in later phases of clinical trials may be inconsistent with those obtained in earlier phases. Adverse or inconclusive results could delay the progress of our development programs and may prevent us from filing for regulatory approval of our product candidates. Additional factors that can cause delay or termination of our human clinical trials include:

•	the availability of sufficient capital to sustain operations and clinical trials;

•	timely completion of clinical site protocol approval and obtaining informed consent from subjects;

•	the rate of patient enrollment in clinical studies;

•	adverse medical events or side effects in treated patients; and

•	lack of effectiveness of the product being tested.

You should evaluate us in light of these uncertainties, delays, difficulties and expenses commonly experienced by early stage biopharmaceutical companies, as well as unanticipated problems and additional costs relating to:

•	product approval or clearance;

•	regulatory compliance;

•	good manufacturing practices;

•	intellectual property rights;

•	product introduction; and

•	marketing and competition.

The regulatory approval process is lengthy, expensive and uncertain, and may prevent us from obtaining the approvals we require.

Government authorities in the United States and other countries extensively regulate the advertising, labeling, storage, record-keeping, safety, efficacy, research, development, testing, manufacture, promotion, marketing and distribution of drug products. Drugs are subject to rigorous regulation by the FDA and similar regulatory bodies in other countries. The steps ordinarily required by the FDA before a new drug may be marketed in the United States include:

•	completion of non-clinical tests including preclinical laboratory and formulation studies and animal testing and toxicology;

•	submission to the FDA of an Investigational New Drug (IND) application, which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled Phase 1, 2 and 3 human clinical trials to establish the safety and efficacy of the drug for each proposed indication;

•	submission to the FDA of a New Drug Application (NDA); and

•	FDA review and approval of the NDA before any commercial marketing or sale.

Satisfaction of FDA pre-market approval requirements for new drugs typically takes a number of years and the actual time required for approval may vary substantially based upon the type, complexity and novelty of the product or disease. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, the FDA generally has ten months to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical trials is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of the advisory committee. The FDA may deny or delay approval of applications that do not meet applicable regulatory criteria or if the FDA determines that the clinical data do not adequately establish the safety and efficacy of the drug. Therefore, our proposed products could take a significantly longer time than we expect or may never gain approval. If regulatory approval is delayed or never obtained, our business and our liquidity would be adversely affected.

Upon approval, a product candidate may be marketed only in those dosage forms and for those indications approved by the FDA. Once approved, the FDA may withdraw the product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the approved products in a larger number of patients than were required for product approval and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to seek injunctions, levy fines and civil penalties, criminal prosecution, withdraw approvals and seize products or request recalls.

If regulatory approval of any of our product candidates is granted, it will be limited to certain disease states or conditions. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Outside the United States, our ability to market our product candidates will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process generally includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product to more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficiency has been presented, a marketing authorization will be granted.

If any approved product does not achieve market acceptance, our business will suffer.

Regulatory approval for the marketing and sale of any of our product candidates does not assure the product’s commercial success. Any approved product will compete with other products manufactured and marketed by major pharmaceutical and other biotechnology companies. The degree of market acceptance of any such product will depend on a number of factors, including:

•	perceptions by members of the healthcare community, including physicians, about its safety and effectiveness;

•	cost-effectiveness relative to competing products and technologies;

•	availability of reimbursement for our products from third party payors such as health insurers, health maintenance organizations and government programs such as Medicare and Medicaid; and

•	advantages over alternative treatment methods.

If any approved product does not achieve adequate market acceptance, our business, financial condition and results of operations will be adversely affected.

We rely on third parties to conduct clinical trials for our product candidates and their failure to timely perform their obligations could significantly harm our product development.

We rely on outside scientific collaborators such as researchers at clinical research organizations and universities in certain areas that are particularly relevant to our research and product development plans, such as the conduct of clinical trials and non-clinical tests. There is competition for these relationships, and we may not be able to maintain our relationships with them on acceptable terms. These outside collaborators generally may terminate their engagements with us at any time. As a result, we can control their activities only within certain limits, and they will devote only a certain amount of their time to conduct research on our product candidates and develop them. If they do not successfully carry out their duties under their agreements with us, fail to inform us if these trials fail to comply with clinical trial protocols or fail to meet expected deadlines, our ability to develop our product candidates and obtain regulatory approval on a timely basis, if at all, may be adversely affected.

Production and supply of our product candidates depend on contract manufacturers over whom we have no control.

We do not have the facilities to manufacture bremelanotide, PL-3994, melanocortin receptor agonist compounds or our other potential products. Our contract manufacturers must perform these manufacturing activities in a manner that complies with FDA regulations. Our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. The manufacturers of approved products and their manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other authorities where applicable, and must comply with ongoing regulatory requirements, including the FDA’s current good manufacturing practices (GMPs) regulations. Failure of third-party manufacturers to comply with GMPs or other FDA requirements may result in enforcement action by the FDA. Failure to conduct their activities in compliance with FDA regulations could delay our development programs or negatively impact our ability to receive FDA approval of our potential products or continue marketing if they are approved. Establishing relationships with new suppliers, who must be FDA-approved, is a time-consuming and costly process.

We are subject to extensive regulation in connection with the laboratory practices and the hazardous materials we use.

We are subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as noted above, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals, any one or more of which could have a material adverse effect on us. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Although we have suspended research and development efforts on new product candidates, we are maintaining selected laboratory capabilities, and will be subject to regulations in connection with use of our laboratory facilities, disposal of chemicals and hazardous or potentially hazardous substances, and decommissioning and disposing of laboratory equipment. We may incur significant costs to comply with such laws and regulations now or in the future.

Contamination or injury from hazardous materials used in the development of our products could result in a liability exceeding our financial resources.

Our research and development has involved the use of hazardous materials and chemicals, including radioactive compounds. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury, we may be responsible for any resulting damages. Damages could be significant and could exceed our financial resources, including the limits of our insurance.

We have no experience in marketing, distributing and selling products and will substantially rely on our marketing partners to provide these capabilities.

We are developing bremelanotide and melanocortin receptor agonist compounds for sexual dysfunction and PL-3994 for the treatment of asthma, heart failure and related indications. We do not have marketing partners for any of these products. If any of these products are approved by the FDA or other regulatory authorities, we must either develop marketing, distribution and selling capacity and expertise, which will be costly and time consuming, or enter into agreements with other companies to provide these capabilities. We may not be able to enter into suitable agreements on acceptable terms, if at all.

We do not control the development of compounds licensed to third parties and, as a result, we may not realize a significant portion of the potential value of any such license arrangements.

Under our research collaboration and license agreement with AstraZeneca for our melanocortin-based therapeutic compounds for obesity, diabetes and related metabolic syndrome, we have no direct control over the development of compounds and have only limited, if any, input on the direction of development efforts. If the results of development efforts are negative or inconclusive, AstraZeneca may decide to abandon further development of this program, including terminating the agreement, by giving us notice of termination. Because much of the potential value of the license arrangement with AstraZeneca is contingent upon the successful development and commercialization of the licensed technology, the ultimate value of this license will depend on the efforts of AstraZeneca. If AstraZeneca does not succeed in developing the licensed technology for any reason, or elects to discontinue the development of this program, we may be unable to realize the potential value of this arrangement.

Competing products and technologies may make our proposed products noncompetitive.

There are a number of other products being developed for FSD and ED. In addition to three oral FDA-approved phosphodiesterase-5 (PDE-5) inhibitor drugs for the treatment of ED, there are other approved products and devices for ED, and other products are being developed for ED and FSD and are in clinical trials. There is competition to develop drugs for ED in patients non-responsive to PDE-5 inhibitor drugs, and to develop drugs for treatment of FSD.

There are a large number of products approved for use in asthma, and a number of other products being developed for treatment of acute exacerbations of asthma, including products in clinical trials. There is intense competition to develop drugs for treatment of acute exacerbations of asthma.

We are aware of one recombinant natriuretic peptide product for acutely decompensated congestive heart failure approved and marketed in the United States, and another recombinant natriuretic peptide product approved and marketed in Japan. Clinical trials on other natriuretic peptide products are being conducted in the United States. In addition, other products for treatment of heart failure are either currently being marketed or in development.

The biopharmaceutical industry is highly competitive. We are likely to encounter significant competition with respect to bremelanotide, other melanocortin receptor agonist compounds and PL-3994. Most of our competitors have substantially greater financial and technological resources than we do. Many of them also have significantly greater experience in research and development, marketing, distribution and sales than we do. Accordingly, our competitors may succeed in developing, marketing, distributing and selling products and underlying technologies more rapidly than we can. These competitive products or technologies may be more effective and useful or less costly than bremelanotide, other melanocortin receptor agonist compounds or PL-3994. In addition, academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and may develop competing products or technologies on their own or through strategic alliances or collaborative arrangements.

Our ability to achieve revenues from the sale of our products in development will depend, in part, on our ability to obtain adequate reimbursement from Medicare, Medicaid, private insurers and other healthcare payers.

Our ability to successfully commercialize our products in development will depend, in significant part, on the extent to which we or our marketing partners can obtain reimbursement for our products and also reimbursement at appropriate levels for the cost of our products and related treatment. Obtaining reimbursement from governmental payers, insurance companies, health maintenance organizations (HMOs) and other third-party payers of healthcare costs is a time-consuming and expensive process. There is no guarantee that our products will ultimately be reimbursed. If we are able to obtain reimbursement, continuing efforts by governmental and third party payers to contain or reduce costs of healthcare may adversely affect our future revenues and ability to achieve profitability. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. Reimbursement from governmental payers is subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and other policy changes, all of which could materially decrease the range of products for which we are reimbursed or the rates of reimbursement by government payers. In addition, recent legislation reforming the healthcare system may result in lower prices or the actual inability of prospective customers to purchase our products in development. The cost containment measures that healthcare payers and providers are instituting and the effect of any healthcare reform could materially and adversely affect our ability to operate profitably. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will be issued;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; and

•	whether we will need to initiate litigation or administrative proceedings, which may be costly whether we win or lose.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings, which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

If we are unable to keep our trade secrets confidential, our technologies and other proprietary information may be used by others to compete against us.

In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws and agreements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entails an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products or cease clinical trials. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry liability insurance as to certain clinical trial risks. We, or any corporate collaborators, may not in the future be able to obtain insurance at a reasonable cost or in sufficient amounts, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We are highly dependent on our management team, senior research professionals and third-party contractors and consultants, and the loss of their services could materially adversely affect our business.

We rely on our management team, our employees and various contractors and consultants to provide critical services. Our ability to execute our bremelanotide and PL-3994 clinical programs and our preclinical programs on an inhaled formulation of PL-3994 and a new peptide drug candidate for sexual dysfunction depends on our continued retention and motivation of our management and scientific personnel, including executive officers and senior members of development and management who possess significant technical expertise and experience and oversee our development programs. Our success also depends on our ability to develop and maintain relationships with contractors, consultants and scientific advisors. If we lose the services of existing personnel or fail to attract new personnel, our development programs could be adversely affected. Competition for personnel is intense. In addition, because of our reduction in staffing levels we anticipate we will need to hire consultants or contractors for development activities previously undertaken by our employees.

Anti-takeover provisions of Delaware law and our charter documents may make potential acquisitions more difficult and could result in the entrenchment of management.

We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures. Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination is approved in a prescribed manner.

Pursuant to approval by our stockholders at the annual meeting of stockholders held on May 11, 2011, effective May 12, 2011 we increased our authorized common stock from 40,000,000 to 100,000,000. To the extent that we sell newly authorized shares, this could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our charter authorizes us to issue up to 10,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If we exercise this right, it could be more difficult for a third party to acquire a majority of our outstanding voting stock.

In addition, our equity incentive plans generally permit us to accelerate the vesting of options and other stock rights granted under these plans in the event of a change of control. If we accelerate the vesting of options or other stock rights, this action could make an acquisition more costly.

The application of these provisions could have the effect of delaying or preventing a change of control, which could adversely affect the market price of our common stock.

Risks Relating to Owning our Common Stock

Our stock price is volatile and we expect it to remain volatile, which could limit investors’ ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

•	delay or failure in initiating, completing or analyzing preclinical or clinical trials or unsatisfactory designs or results of these trials;

•	interim decisions by regulatory agencies, including the FDA, as to clinical trial designs, acceptable safety profiles and the benefit/risk ratio of products under development;

•	achievement or rejection of regulatory approvals by our competitors or by us;

•	announcements of technological innovations or new commercial products by our competitors or by us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenue and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

For the 12 month period ended April 30, 2011, the price of our stock has been volatile, ranging from a high of $3.40 per share to a low of $0.80 per share.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We have implemented a reverse stock split, which has reduced our trading volume and may result in a decrease in our market capitalization.

Effective September 27, 2010, we implemented a one-for-ten reverse stock split. This reverse stock split was implemented because we had received notice that the NYSE Amex deemed it appropriate for us to effect a reverse stock split because of the low selling price of our common stock. At our annual meeting of stockholders held on May 13, 2010, the stockholders authorized a reverse stock split. We cannot guarantee that the price increase of our common stock price resulting from the reverse split will:

•	be proportionate to the reverse split ratio;

•	last in the marketplace for any length of time;

•	remain at a price sufficient to meet the listing requirements of the NYSE Amex; or

•	be sufficient to facilitate raising capital.

We do not intend to pay cash dividends in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future and intend to retain future earnings, if any, for the development and expansion of our business. In addition, the terms of existing or future agreements may limit our ability to pay dividends. Therefore, our stockholders will not receive a return on their shares unless the value of their shares increases.

Risks Related to this Offering

You will experience immediate and substantial dilution as a result of this offering.

As of March 31, 2011, we had a net tangible book value of approximately $22.5 million, or $0.65 per share of common stock, assuming the conversion of all then convertible preferred stock and no exercise of any warrants or options and excluding approximately $6.4 million in warrant liability. Based on the exercise price of Series B Warrants and Underwriters’ Warrants of $1.00 per share of our common stock, and assuming exercise of all Series B Warrants and Underwriters’ Warrants, as of that date persons exercising Series B Warrants or Underwriters’ Warrants would experience immediate and substantial dilution of $0.22 per share in the net tangible book value of the common stock.  See the section titled “Dilution.”

As of May 24, 2011, there were 25,210,230 shares of common stock underlying outstanding convertible preferred stock, options and warrants, and you may experience dilution from the conversion of preferred stock and exercise of outstanding options and warrants.

As of May 24, 2011, holders of our outstanding dilutive securities had the right to acquire the following amounts of underlying common stock:

•	26,865 shares issuable on the conversion of immediately convertible Series A Convertible Preferred Stock, subject to adjustment, for no further consideration;

•	2,904,617 shares issuable on the exercise of warrants other than the Series B Warrants and the Underwriters’ Warrants, at exercise prices ranging from $1.00 to $28.20 per share;

•	21,575,000 shares issuable on the exercise of Series B Warrants and the Underwriters’ Warrants at an exercise price of $1.00 per share, which shares are being registered in this prospectus; and

•	703,748 shares issuable on the exercise of stock options, at exercise prices ranging from $1.30 to $42.50 per share.

If the holders convert, exercise or receive those securities, or similar dilutive securities we may issue in the future, stockholders may experience dilution in the net tangible book value of their common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale substantially all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, which could result in significant downward pressure on our stock price.

We will have broad discretion over the use of the proceeds of this offering and may not realize a return.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds to further develop our product candidates and for general corporate purposes. We may use the net proceeds for purposes that do not yield a significant return, if any, for our stockholders.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus contains, including the information incorporated by reference, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risk and uncertainties. Any statements contained in this prospectus that are not statements of historical fact may be forward-looking statements. When we use the words “anticipates,” “plans,” “expects” and similar expressions, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. These factors include, among others:

•	current or future financial performance,
•	management’s plans and objectives for future operations,
•	uncertainties associated with product research and development,
•	clinical trials and results,
•	uncertainties associated with dependence upon the actions of our collaborators and of government regulatory agencies,
•	product plans and performance,
•	management’s assessment of market factors, and
•	statements regarding our strategy and plans and those of our strategic partners.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from our historical results or from any results expressed or implied by forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified under the caption “Risk Factors,” and in our other Securities and Exchange Commission (SEC) filings. The statements we make in this prospectus are as of the date of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by law, we do not intend to update any of the forward-looking statements for any reason after the date of this prospectus to conform such statements to actual results or if new information becomes available.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

INCORPORATION OF INFORMATION BY REFERENCE

        We incorporate into this prospectus information contained in documents which we file with the SEC. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed on May 13, 2011

•	current report on Form 8-K dated May 11, 2011, filed on May 12, 2011

•	definitive proxy statement on Schedule 14A filed on April 5, 2011

•	current report on Form 8-K dated February 24, 2011, filed on February 24, 2011

•	current report on Form 8-K dated February 4, 2011, filed on February 4, 2011

•	quarterly report on Form 10-Q for the quarter ended December 31, 2010, filed on February 14, 2011

•	current report on Form 8-K dated December 29, 2010, filed on January 3, 2011

•	current report on Form 8-K dated November 26, 2010, filed on December 2, 2010

•	current report on Form 8-K dated November 15, 2010, filed on November 19, 2010

•	quarterly report on Form 10-Q for the quarter ended September 30, 2010, filed on November 15, 2010

•	annual report on Form 10-K for the year ended June 30, 2010, filed on September 27, 2010

•	current report on Form 8-K dated September 24, 2010, filed on September 24, 2010

•	the description of our common stock contained in our registration statement on Form 8-A filed on December 13, 1999

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

Stephen T. Wills
Chief Financial Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, New Jersey 08512
Telephone (609) 495-2200

WHERE YOU CAN FIND MORE INFORMATION

           We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the shares of common stock issuable on exercise of outstanding Series B Warrants and Underwriters’ Warrants we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and the documents incorporated by reference, and the exhibits and schedules filed with the registration statement and the documents incorporated by reference. Whenever we refer in this prospectus to any of our contracts, agreements or other documents, what we say is not necessarily complete, and you should look to the exhibits attached to the registration statement or attached to documents incorporated by reference for copies of the actual contract, agreement or other document.

We file annual, quarterly and special reports, proxy statements and other information with the SEC (Commission File Number 001-15543). These filings contain important information that does not appear in this prospectus. For further information about us, you may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at http://www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically. You can find information about Palatin on our website at http://www.palatin.com. Information found on our website is not part of this prospectus. You may also request a copy of any of our SEC filings by writing or telephoning us at the following address:

Stephen T. Wills
Chief Financial Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, New Jersey 08512
Telephone (609) 495-2200

USE OF PROCEEDS

           We do not know whether any Series B Warrants or Underwriters’ Warrants will be exercised, or if any Series B Warrants or Underwriters’ Warrants are exercised, when they will be exercised.  It is possible that the

Series B Warrants and Underwriters’ Warrants may expire and never be exercised.  As discussed in “Description of Securities”, there are also certain circumstances under which holders of Series B Warrants and Underwriters’ Warrants have the right to cashless exercise, and thus even if the Series B Warrants and Underwriters’ Warrants are exercised, we may not receive any proceeds. The maximum proceeds from this offering is $21,575,000, with net proceeds of approximately $21.5 million, after deducting estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, if any, for general corporate purposes and working capital, including our clinical trial programs with bremelanotide for female sexual dysfunction and our PL-3994 development programs for asthma and a development program for new peptides for sexual dysfunction. Pending use of the net proceeds, we intend to invest these net proceeds in interest-bearing, investment-grade securities.

The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the timing of the proceeds, if any, from this offering. Expenditures will also depend upon the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of securities.

           The proceeds from this offering will likely not be sufficient to complete clinical trials and other studies required for the approval of any product by the FDA, and we will need significant additional funds in the future. See the section entitled “Risk Factors.”

DILUTION

Our net tangible book value as of March 31, 2011, was approximately $22.5 million, or $0.65 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of March 31, 2011. In making this calculation, we did not include approximately $6.4 million in warrant liability as of that date, because on May 11, 2011, as a result of stockholder approval of an increase in authorized common stock the warrants ceased to be classified as a liability and were reclassified to equity as of such date.

After giving effect to the issuance by us of the maximum of 21,575,000 shares upon exercise of all outstanding Series B Warrants and Underwriters’ Warrants at an exercise price of $1.00 per share per unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2011, would have been approximately $44.1 million, or $0.78 per share of common stock. This represents an immediate increase in net tangible book value of $0.13 per share to our existing stockholders and an immediate and substantial dilution of $0.22 per share to individuals exercising Series B Warrants or Underwriters’ Warrants, as illustrated in the following table:

Exercise price per share of Series B Warrants or Underwriters’ Warrants		$1.00

Net tangible book value per share	$0.65

Increase in net tangible book value per share attributable to exercise of all outstanding Series B Warrants and Underwriters’ Warrants	$0.13

Net tangible book value per share after this offering (assuming exercise of all outstanding Series B Warrants and Underwriters’ Warrants)		$0.78

Dilution per share to individuals exercising Series B Warrants or Underwriters’ Warrants		$0.22

The foregoing table further does not take into account further dilution to warrant holders who exercise outstanding Series B Warrants or Underwriters’ Warrants that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the per share offering price to the public in this offering. As of March 31, 2011, there were 34,900,591 shares of common stock outstanding, which does not include:

•	724,063 shares of common stock issuable upon exercise of options outstanding as of March 31, 2011, at a weighted average exercise price of $11.49 per share;

•
3,233,972 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2011, at a weighted average exercise price of $4.41 (and excluding shares of common stock issuable upon exercise of Series B Warrants and Underwriters’ Warrants);

•	420,301 shares of common stock reserved for future issuance under our 2005 Stock Plan; and

•	26,865 shares of common stock issuable upon conversion of immediately convertible Series A Convertible Preferred Stock outstanding as of March 31, 2011.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been listed on NYSE Amex under the symbol “PTN” since December 21, 1999. It previously traded on The Nasdaq SmallCap Market under the symbol “PLTN.” The table below provides, for the fiscal quarters indicated, the reported high and low sales prices for our common stock on the NYSE Amex since July 1, 2008. Prices per share of our common stock have been adjusted for the one-for-ten reverse stock split on September 27, 2010 on a retroactive basis.

FISCAL YEAR ENDING JUNE 30, 2011	HIGH	LOW
Fourth Quarter (through May 24, 2011)	$1.05	$0.80
Third Quarter	1.45	0.78
Second Quarter	1.90	0.84
First Quarter	2.40	1.26

FISCAL YEAR ENDED JUNE 30, 2010	HIGH	LOW
Fourth Quarter	$3.50	$1.70
Third Quarter	3.70	2.50
Second Quarter	4.40	2.30
First Quarter	4.80	2.20

FISCAL YEAR ENDED JUNE 30, 2009	HIGH	LOW
Fourth Quarter	$3.70	$1.00
Third Quarter	1.40	0.60
Second Quarter	10.50	0.60
First Quarter	3.40	1.10

On May 24, 2011, the closing price as reported on NYSE Amex of our common stock was $0.93 per share. As of May 24, 2011, we had 227 record holders of our common stock. This number does not include stockholders for whom shares were held in “nominee” or “street” name.

Dividends and dividend policy. We have never declared or paid any dividends. We currently intend to retain earnings, if any, for use in our business. We do not anticipate paying dividends in the foreseeable future.

Dividend restrictions. Our outstanding Series A Convertible Preferred Stock, consisting of 4,997 shares on May 24, 2011, provides that we may not pay a dividend or make any distribution to holders of any class of stock unless we first pay a special dividend or distribution of $100 per share to the holders of the Series A Convertible Preferred Stock.

DESCRIPTION OF SECURITIES
General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of

•	100,000,000 shares of common stock, par value $0.01 per share, and

•	10,000,000 shares of preferred stock, par value $0.01 per share, of which 9,736,000 shares are undesignated.

As of May 24, 2011, we had outstanding:

•	34,900,591 shares of our common stock;

•	options to purchase 703,748 shares of our common stock under our stock plans, at a weighted average exercise price of $10.89 per share;

•	warrants to purchase 2,904,617 shares of our common stock at a weighted average exercise price $1.65;

•
warrants to purchase 21,575,000 shares issuable on the exercise of Series B Warrants and the Underwriters’ Warrants at an exercise price of $1.00 per share, which shares are being registered in this prospectus; and

•	4,997 shares of Series A Convertible Preferred Stock, convertible into 26,865 shares of common stock.

Common Stock

Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Holders of shares of common stock do not have any cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any redemption rights or any preemptive or preferential rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock.

Preferred Stock

We have the authority to issue 10,000,000 shares of preferred stock. As of March 31, 2011, 264,000 shares of our preferred stock were designated as a single class, Series A Convertible Preferred Stock, of which 4,997 shares were outstanding (see “Series A Convertible Preferred Stock” below). The description of preferred stock provisions set forth below is not complete and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and the certificate of designations relating to the Series A Convertible Preferred Stock.

The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series preferred stock:

•	the number of shares constituting the series and the distinctive designation of the series;

•	dividend rates, whether dividends are cumulative, and, if so, from what date and the relative rights of priority of payment of dividends;

•	voting rights and the terms of the voting rights;

•	conversion privileges and the terms and conditions of conversion, including provision for adjustment of the conversion rate;

•
redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

•	sinking fund provisions for the redemption or purchase of shares;

•	rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and

•	any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.

Dividends on outstanding shares of preferred stock will be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on the common stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of preferred stock are insufficient to pay the full preferential amount to which the holders are entitled, then the available assets will be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect to each series.

Holders of preferred stock will not be entitled to preemptive rights to purchase or subscribe for any shares of any class of capital stock of the corporation. The preferred stock will, when issued, be fully paid and nonassessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.

Series A Convertible Preferred Stock

The board of directors established a series of 264,000 shares of preferred stock, designated Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A”). We issued 137,780 shares of Series A in 1997, of which 4,997 shares remain outstanding as of May 24, 2011, the rest having been converted into common stock. The Series A has the following rights and preferences.

Optional conversion. Each share of Series A is convertible at any time, at the option of the holder, into the number of shares of common stock equal to $100 divided by the conversion price, as defined in the Series A certificate of designations. The current conversion price is $18.60, so each share of Series A is currently convertible into approximately 5 shares of common stock.

Mandatory conversion. We may, at our option, cause the conversion of the Series A, in whole or in part, on a pro rata basis, into common stock, if the closing bid price of the common stock has exceeded 200% of the conversion price for at least 20 trading days in any 30 consecutive trading day period, ending three days prior to the date of mandatory conversion.

Price protection provisions. The conversion price decreases if we sell common stock (or equivalents) for a price per share less than the conversion price or less than the market price of the common stock. The conversion price is also subject to adjustment upon the occurrence of a merger, reorganization, consolidation, reclassification, stock dividend or stock split which results in an increase or decrease in the number of shares of common stock outstanding.

Dividend and distribution preference. We may not pay a dividend or make any distribution to holders of any other capital stock unless and until we first pay a special dividend or distribution of $100 per share to the holders of Series A.

Liquidation preference. Upon (i) liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) sale or other disposition of all or substantially all of the assets of the Company, or (iii) any consolidation, merger, combination, reorganization or other transaction in which Palatin is not the surviving entity or in which the shares of common stock constituting in excess of 50% of the voting power of the Company are exchanged for or changed into other stock or securities, cash and/or any other property, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Series A will be entitled to receive, pro rata and in preference to the holders of any other capital stock, an amount per share equal to $100 plus accrued but unpaid dividends, if any.

Voting rights. Each holder of Series A has the number of votes equal to the number of shares of common stock issuable upon conversion of the holder’s Series A at the record date for determination of the stockholders entitled to vote or, if no record date is established, at the date a vote is taken. Except as provided above or as required by applicable law, the holders of the Series A are entitled to vote together with the holders of the common stock and not as a separate class.

Warrants

As of May 24, 2011, warrants for the issuance of 24,479,617 shares of our common stock were outstanding, including the Series B Warrants and Underwriters’ Warrants, which are exercisable at a weighted average exercise price of $1.08, all of which are exercisable through various dates expiring between June 29, 2011 and March 2, 2017. This description of the warrants is only a summary, and is qualified in its entirety by the provisions of the forms of the warrants, which are exhibits to documents incorporated by reference into this prospectus.

Series B Warrants

The following description of the Series B Warrants is a summary only, is not intended to be complete and is qualified in its entirety by reference to the warrant agreement and the form of the Series B Warrant, both of which have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Number of Warrants; Warrant Agent. A total of 23,000,000 Series B Warrants, exercisable for a maximum of 21,000,000 shares of our common stock, are issued and outstanding. The warrants were issued pursuant to a Warrant Agreement entered into between us and American Stock Transfer & Trust Company, LLC, as warrant agent. Warrants may be in certificated form or represented by one or more book-entry certificates.

Exercise Price and Duration of Warrants. Series B Warrants are exercisable commencing on March 2, 2012, which is one year and one day from the date of issuance, until March 2, 2017, which is the fifth anniversary of the initial exercise date.  The Series B Warrants are exercisable at an exercise price of $1.00 per share of our common stock. Series B Warrants may be exercised in whole or in part by delivering, not later than 5:00 P.M., New York time, on any business day during the exercise period to the warrant agent the certificate representing the warrant or, in the case of book-entry warrants, the Series B Warrants being exercised free on the records of the Depositary Trust Company (DTC) to an account of the warrant agent at DTC along with a completed election to purchase and the payment of the exercise price for each Series B Warrant to be exercised by certified or official bank check or by bank wire transfer in immediately available funds.

If we are unable to issue the shares of common stock upon exercise of the Series B Warrants because the registration statement of which this prospectus is a part is subject to a stop order or has had its effectiveness suspended or withdrawn or if we are otherwise unable to issue the shares, and no exemption from registration is available by virtue of a cashless exercise as described below or otherwise, the Series B Warrants will not be exercisable. In such event, the Series B Warrants will not expire until five days after the date we are first able to issue the shares of common stock. In no event may the Series B Warrants be net cash settled.

Cashless Exercise. If a registration statement covering the issuance of the shares underlying the Series B Warrants is not available, the Series B Warrants may also be exercised on a cashless basis pursuant to which the holder will receive a net number of shares of common stock determined according to the following formula:

                      Net number of shares    =   (A x B) - (A x C)
                B

                      where:

                      A = the total number of shares with respect to which the warrant is then being exercised;

                      B = the arithmetic average of the closing sale prices of the shares of common stock for the fifteen consecutive trading days ending on the date immediately preceding the date of exercise; and

                      C = the exercise price then in effect.

Delivery of Shares Upon Exercise. Shares of common stock issuable upon exercise of the Series B Warrants will be issued to the holder no later than 5:00 P.M., New York time, on the second business day after the date of proper exercise of the Series B Warrants. In lieu of delivering physical certificates representing shares of common stock issuable upon the exercise of the Series B Warrants, if our transfer agent is participating in DTC’s Fast Automated Securities Transfer program, we will use our reasonable best efforts to cause the transfer agent to electronically transmit the shares by crediting the account of the registered holder’s prime broker with DTC or of a participant through DTC’s Deposit Withdrawal Agent Commission system.

Registration of Series B Warrant Shares. We have agreed to register under the Securities Act the shares of our common stock issuable upon exercise of the Series B Warrants and to list those shares on the NYSE Amex. Those shares are being registered under this prospectus, and we intend to list those shares on the NYSE Amex.

Certain Adjustments. The exercise price and number of shares of common stock issuable on exercise of the Series B Warrants is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization or similar transaction. However, the Series B Warrants will not be adjusted for issuances of shares of common stock at a price below the exercise price.

Fundamental Transactions. In the event of a fundamental transaction as approved by our board of directors involving our consolidation or merger with or into another entity where we are not the surviving entity, the sale or all or substantially all of our properties or assets or the reorganization, recapitalization or reclassification of our common stock, the issuance of a specified amount of new common stock or our liquidation, it is a condition to such fundamental transaction that any successor to us whose common stock is traded on an eligible market assume or remain bound by the Series B Warrants to deliver in exchange for the Series B Warrants a written instrument substantially similar to the Series B Warrants entitling the holder to acquire the successor’s capital stock at an exercise price that reflects the terms of the transaction. In the event that the successor does not have common stock traded on an eligible market, a holder of Series B Warrants will be entitled to receive an instrument substantially similar to the Series B Warrants exercisable for the consideration that would have been issuable in the fundamental transaction had the Series B Warrants been exercised immediately prior thereto. All events of a fundamental transaction are within the control of our board of directors.

At least thirty days prior to the consummation of any fundamental transaction, we are obligated to notify the holders that a fundamental transaction will occur. For a period until five days before such fundamental transaction, a Series B Warrant holder may require us to redeem all or part of its Series B Warrants upon notice to us. We will redeem the Series B Warrants covered by the notice for cash at a price equal to the Black-Scholes value of the Series B Warrants to be redeemed, in the case of an all cash transaction, a transaction consisting of cash and other consideration (to the extent of the percentage of the cash consideration received, in a going private transaction subject to Rule 13e-3 under the Exchange Act or certain transactions not involving an entity trading on an eligible market, or in the case of any other fundamental transaction, in a number of shares of our common stock having a value equal to the Black-Scholes value of the Series B Warrants to be redeemed divided by 95% of the closing price of our common stock on the trading day immediately preceding the date on which the applicable fundamental transaction is consummated. In the event that a Series B Warrant holder gives a notice of redemption, we will be obligated to escrow the payments to be made to the warrant holder prior to effecting a fundamental transaction. Until the payment of the redemption price, the Series B Warrants to be redeemed may be exercised at any time.

Limitations on Exercise. Unless the initial holder had provided notice in writing that it does not want to be bound by this limitation at the time it purchased units including the Series B Warrants, or unless otherwise agreed to by the holder, the warrant agent and us on or prior to the initial issuance of the Series B Warrants, the number of  shares of common stock that may be acquired by the registered holder upon any exercise of Series B Warrants will be limited to the extent necessary to insure that, following such exercise, the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 4.9% (which may be increased by the holder to up to 9.9% upon not less than 61 days prior notice) of the total number of issued and outstanding shares of common stock (including for such purpose the shares of Common Stock issuable upon such exercise). This restriction may not be waived.

No Rights as Shareholders. Series B Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Series B Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Amendments. The warrant agreement provides that any amendment, modification or waiver of the Series B Warrants requires the written consent of the representative of the underwriters in the offering in which the Series B Warrants were sold and the holders of a majority of the then outstanding Series B Warrants.

Fractional Shares. No fractional shares will be issued upon exercise of the Series B Warrants. If a holder exercises Series B Warrants and would be entitled to receive a fractional interest of a share, we will round up or down the number of common stock to be issued to the Series B Warrant holder to the nearest whole number of shares.

Transfers. The Series B Warrants may be transferred at the option of the warrant holder upon surrender of the Series B Warrants with the appropriate instruments of transfer. We will not pay any stamp or other tax or governmental charge required to be paid in connection with any transfer involved in the issue of shares of common stock issuable upon the exercise of Series B Warrants. In the event of any such transfer, we will not issue or deliver any shares until such tax or other charge shall have been paid or it has been established to our satisfaction that no such tax or other charge is due.

Underwriters’ Warrants

Number of Warrants. A total of 575,000 Underwriters’ Warrants, exercisable for a maximum of 575,000 shares of our common stock, are issued and outstanding. The warrants were issued pursuant to Warrant to Purchase Common Stock Agreements entered into between us and underwriters in an underwritten public offering pursuant to the registration statement on Form S-1 (Registration No. 333-170227).

Terms.  The Underwriters’ Warrants have substantially the same terms as the Series B Warrants, except that the Underwriters’ Warrants comply with FINRA Rule 5110(g)(1) in that neither the Underwriters’ Warrants nor any shares of our common stock issued upon exercise of the Underwriters’ Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the Underwriters’ Warrants are being issued, except the transfer of any security:

•   by operation of law or by reason of reorganization of our company;

           •   to any FINRA member firm participating in the underwritten public offering described above and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

•   if the aggregate amount of our securities held by either an underwriter or a related person do not exceed 1% of the securities being offered;

           •   that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

           •   the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In addition, pursuant to FINRA Rule 5110(f)(2)(H), the underwriter warrants may not contain certain terms.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Amended and Restated Certificate of Incorporation. Our amended and restated certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $.01 per share, of which 264,000 shares are currently designated as Series A. The board of directors has the authority, without further approval of the stockholders, to issue and determine the rights and preferences of other series of preferred stock, except as limited by the certificate of designation for the Series A. The board could issue one or more series of preferred stock with voting, conversion, dividend, liquidation, or other rights which would adversely affect the voting power and ownership interest of holders of common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control, and discouraging bids for our common stock at a premium over the market price.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Indemnification and Limitation of Liability. Our amended and restated certificate of incorporation and bylaws require us to indemnify our directors, officers, employees and agents against the costs (including fines, judgments and attorney fees) from involvement in legal proceedings arising from their position or service, provided that the person seeking indemnification acted:

•	in good faith;

•	in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and,

•	with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The amended and restated certificate of incorporation and bylaws allow us to buy indemnification insurance for this purpose.

Our certificate of incorporation provides that, to the fullest extent permissible under Delaware law, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director. However, this provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief that will remain available under Delaware law. In addition, each director will continue to be subject to liability for (a) breach of the director’s duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) violating Section 174 of the Delaware General Corporation Law, or (d) any transaction from which the director derived an improper personal benefit. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Market Information

Our common stock is quoted on the NYSE Amex under the symbol “PTN.” On May 24, 2011, the closing price of the common stock was $0.93 per share.

Transfer Agent and Registrar

The transfer agent for our common stock is American Stock Transfer & Trust Company, located at 6201 15th Avenue, Brooklyn, New York 11219.

PLAN OF DISTRIBUTION

All of the Series B Warrants and Underwriters’ Warrants (together, the “Warrants”) are already outstanding and no additional warrants will be issued. We will deliver shares of our common stock upon exercise of a Warrant, in whole or in part. We will not issue fractional shares. Each Warrant certificate contains instructions for exercise. In order to exercise a Warrant, the holder must deliver to us or our transfer agent the information required in the “Election to Purchase” attached to the Series B Warrants, or the “Exercise Notice” attached to the Underwriters’ Warrants, along with payment for the shares to be issued. We will then deliver shares of our common stock in the manner described above, in the section titled “Description of Securities.”

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Thompson Hine LLP, New York, New York.

EXPERTS

                 The consolidated financial statements of Palatin Technologies, Inc. and subsidiary as of June 30, 2009 and 2010, and for each of the years in the three-year period ended June 30, 2010, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2010 consolidated financial statements contains an explanatory paragraph that states that Palatin Technologies, Inc. has incurred recurring net losses and negative cash flows from operations and will require substantial additional financing to continue to fund its planned development activities. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PALATIN TECHNOLOGIES, INC.

Up to 21,575,000 Shares of Common Stock Issuable Upon Exercise of
Outstanding Series B Warrants and Underwriters’ Warrants

PROSPECTUS

May 25, 2011